Exhibit (a)(1)(E)
ATMEL CORPORATION
November 26, 2007
THE OFFER EXPIRES AT 9 P.M., PACIFIC TIME, ON DECEMBER 21, 2007, UNLESS THE OFFER IS EXTENDED
Name:
Employee ID:
Address:
Dear [PARTICIPANT],
We have determined that you [HAVE / HAVE NOT] exercised a discount option in 2006 or 2007. This determination will affect the treatment of your eligible option should you choose to participate in the Offer. For more information see Question 9 in the Offer to Amend. If you believe that this determination is erroneous, please contact Carol Pleva, Manager, Stock Administration at Atmel via telephone at (408) 487-2731 or via e-mail at Carol.Pleva@atmel.com. Please click on the PROCEED TO ELECTION/WITHDRAWAL FORM button located on the bottom of the page to continue with amending your eligible options.
[PROCEED TO ELECTION/WITHDRAWAL FORM BUTTON]